July 18, 2012

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Rufus Decker, Accounting Branch Chief Nudrat Salik, Staff Accountant

RE:

Global Power Equipment Group Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2011 (“Form 10-K”)

Filed March 14, 2012

Form 10-Q for Period Ended March 31, 2012

Filed May 1, 2012

File No. 1-16501

Dear Ladies and Gentlemen,

I am writing on behalf of the Company in response to the Staff’s letter dated July 3, 2012. This letter includes the Staff’s comments in bold with the Company’s responses below, which responses correspond with the headings and comment numbers in the Staff’s letter.

Form 10-K for the Year Ended December 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response: The Company acknowledges the Staff’s comment and we have provided our additional disclosures or other revisions in this response letter and /or will provide the additional disclosures or other revisions beginning with our Form 10-Q for the period ended June 30, 2012, which is expected to be filed by August 9, 2012, as applicable.

Management’s Discussion and Analysis, page 24

General

2.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04. For example, you indicate that selling and administrative expenses increased during 2011 compared to 2010 due to the an increase in non-cash stock compensation, the relocation of your corporate headquarters, higher costs for personnel, system upgrades within the Products Division, and merger and acquisition costs. This increase in costs was partially offset by non-recurring costs in 2010 related to your efforts to become a public company. Please separately quantify each of these factors.

Response: The Company acknowledges the Staff’s comment and advises the Staff that we have specifically quantified the change in stock-based compensation, which accounted for 90% of the period to period variance in selling and administrative expenses. We provided a summary listing of the remaining discrete items to provide context around other activities of the Company during the period. As part of our review of selling and administrative expenses discussion and analysis between 2010 and 2009, which begins on page 35, we quantified the $1.1 million of our non-recurring professional fees relating to the preparation of our Registration Statement on Form 10 and to comply with public reporting requirements noted in the comparison between 2011 and 2010. Please also see our response to Comment 3 below. In future filings, with respect to period to period comparisons, where individual fluctuations are immaterial, we will either not include such fluctuations or specifically indicate that any such fluctuations are immaterial.

3.	Please provide a discussion of each segment’s operating income in addition to your current discussion of each segment’s revenues and gross profit.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings we will expand our disclosure by discussing the components of operating income (loss) for each reportable business segment. We have not historically provided discussion regarding our segments’ operating income as all elements of segment operating income are discussed in the discussion of each segment’s gross profit and the discussion of consolidated selling and administrative expenses. Since selling and administrative expense is the primary additional financial statement element to derive operating income from gross profit, we believe that a separate discussion of selling and administrative expenses by reportable segment is redundant. In future filings, we intend to address the significant factors that are part of the discussion of segment operating income, including selling and administrative expenses.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010, page 31

Gross Profit/Margin %, page 32

4.	In your discussion of the Products Division gross profit, you indicate that the decline in gross margin percentage was primarily due to a change in the contract mix. Please expand this disclosure to provide readers with a more substantive discussion of the underlying changes in your contracts from period to period.

Response: The Company acknowledges the Staff’s comment and notes that we have disclosed, and will continue to disclose in future filings, quantitative and qualitative information relating to significant factors of our performance on contract work that impacts a reporting period’s financial results. We do not have individually significant contracts within our Products Division. Our Products Division designs and fabricates products based on customer-engineered designs where each contract will have unique design requirements. Our Products Division contracts are generally fixed priced and bid out six to 12 months in advance of delivery with our margins dependent on specifications unique to each product and project site, macroeconomic conditions, long-term views regarding natural gas as a power source and demand for worldwide power generation. As a result, achieved gross profit is subject to a number of variables unique to the project design and specifications rather than similar outcomes that could be aggregated to significant substantive factors. In addition, our customer base is concentrated and we believe disclosing margins on specific contracts or contract types would likely harm us commercially as clients and/or competitors could use this information against us in the marketplace. We will continue to review for discrete events and provide quantitative discussion of such events as part of our discussion of changes from period to period.

5.	In your discussion of the Services Division gross profit during 2011 as compared to 2010, you mention that the reduction in gross profit during 2011 was due to favorable reserve adjustments. Please tell us supplementally and expand your disclosures to describe the nature of these reserve adjustments.

Response: The Company acknowledges the Staff’s comment and will expand our disclosure to quantify and fully describe the nature of these reserve adjustments in future filings. The reserve adjustments described as non-recurring benefits in 2010 are the same adjustments that we disclosed in our Form 10-K for the period ending December 31, 2011 on page 35 as the “approximately $1.5 million [of]… non-recurring warranty and other favorable reserve adjustments.” The other material favorable reserve adjustment is the result of change in estimate on workers’ compensation reserves resulting from improved safety performance and engagement of an actuarial specialist to enhance our estimation process.

Income Tax (Benefit) Expense, page 33

6.	During the second quarter of 2011 you recognized a tax benefit of $40 million related to the release of valuation allowances. During the third and fourth quarter of 2011, you also decreased your valuation allowances by an additional $5.9 million. Given your income from continuing operations of $63.1 million and net income of $76.9 million for the year ended December 31, 2011, your results of operations appear to have been significantly impacted by the release of these valuations allowances. In this regard, please address the following:

•

Please provide us with a comprehensive explanation of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was appropriate to release these valuation allowances pursuant to ASC 740 during the second quarter of 2011;

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have considered all available evidence, both positive and negative, in determining that it was appropriate at June 30, 2011 to release partially the valuation allowance for our deferred tax assets in accordance with FASB ASC 740-10-30-16 to 25. The positive evidence considered included, among other things, history of positive cash flows allowing for the settlement of claims and repayment of long-term debt; history of positive earnings since emerging from bankruptcy in January 2008 and utilization of NOL carryovers in the domestic jurisdiction; growth and stabilization of backlog; improvement in the gas power generation markets; increased oversight of nuclear facilities; and forecasts and five year outlook of domestic pre-tax book income. Negative evidence considered included, among others, customer concentration including expiration of key contracts and ability to replace such contracts; acceptance of nuclear energy; cyclical nature of earnings; domestic policy uncertainties toward nuclear power immediately after the Fukushima Daiichi crisis in Japan in March 2011 and tight credit markets.

A significant amount of weight was given to our determination that we had a history of positive cumulative income at June 30, 2011 for the past three years and was forecasting a continuation of such as of June 30, 2011. Our cumulative pre-tax book income for the three years ended December 31, 2010 resulted in cumulative adjusted consolidated domestic book profit of approximately $105 million, which significantly exceeded our domestic taxable income. We had domestic taxable income for each of the three consecutive years ending December 31, 2010 ($28 million in 2008, $6 million in 2009 and $19 million in 2010). We also considered our significant growth in Products backlog and sustaining level of Services backlog as evidence of our ability as of June 30, 2011 to realize our projected domestic earnings.

We considered our historical cumulative adjusted book income and taxable income to be positive evidence and we gave this information a higher level of weight than projections of future income because of the certainty of historical data as compared to projected data. However, we also considered our trend towards increased profitability and changes in backlog, both at the consolidated and jurisdictional level. This trend towards increased profitability can be seen in both historical and projected income. We believe the trend of increased profitability and history of positive earnings supports our consideration of future taxable income as a source of taxable income available to realize a tax benefit for deductible temporary differences and carryforwards. While we were concerned with replacing a significant contract that was substantially completed in the first quarter of 2011, we believed by end of the second quarter of 2011 that we could continue the trend of positive earnings as evidenced by our improvements in backlog.

•	Please disclose the amount of pre-tax income that you need to generate to realize these deferred tax assets;

Response: The Company acknowledges the Staff’s comment and it will revise its disclosure in future filings to include disclosure of the amount of pre-tax income that the Company would need to generate in order to realize its deferred tax assets. For your reference, we have included in this response letter the following example disclosure we will provide in future filings:

“At December 31, 2011, the Company needed to generate approximately $98 million of future financial taxable income to realize its deferred tax assets.”

•	Please include an explanation of the anticipated future trends included in your projections of future taxable income;

Response: We considered the following trends in its projections of future taxable income: improvement in the gas power generation markets, the increased oversight of nuclear facilities, acceptance of nuclear energy, macroeconomic uncertainty, increases in commodity and contract pricing and tight credit markets. We provide a discussion of our views of market trends and outlook within our Industry Trends and Outlook section beginning on page 25 of our 2011 Report on Form 10-K for the year ended December 31, 2011, which influence our forecast of future operations and future taxable income.

•

Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets; and

Response: As a source of taxable income, the Company considered in its analysis the future reversal of existing taxable temporary differences. We considered approximately $1.3 million of deferred tax liabilities, excluding indefinite-lived intangibles, that would give rise to future taxable income. The breakout by jurisdiction is as follows:

Domestic	$1,245,000
Foreign	$42,000

We estimated that $480,000 of this amount would reverse within one year. Overall, we did not consider the deferred tax liabilities as a significant source of future taxable income in our analysis and therefore, did not include our reliance on reversal of deferred tax liabilities in our disclosures.

•

Only the portion of valuation allowances attributable to future year’s income was released as a discrete event during the second quarter of 2011. Of the total amount of valuation allowances that you determined were no longer required during the second quarter of 2011, please confirm that the only valuation allowances not released during the second quarter of 2011 were for those valuation allowances subsequently released in the third and fourth quarters of 2011.

Response: We confirm that the only valuation allowances attributable to future year’s income were released during the second quarter of 2011 as a discrete event. On page 33 of our 2011 Form 10-K, we disclose that “…we recognized a non-recurring, non-cash tax benefit in the second quarter of 2011 for continuing operations of $40.0 million related to the release of valuation allowances, which significantly impacted the income tax expense during 2011. Current year income allowed interim period decreases to the valuation allowance of $4.6 million and $1.3 million for third quarter and fourth quarter of 2011, respectively.” On page F-15 of our 2011 Form 10-K, we disclose that as of December 31, 2011 we had remaining valuation allowances of $6.3 million related to foreign tax credit carryforwards and $0.6 million for certain state net operating loss carryforwards that were not expected to be realizable.

Changes in Cash and Cash Equivalents for 2011, 2010, and 2009, page 37

7.	Please expand your disclosures related to cash flows from operating activities to discuss the underlying reasons for changes in your working capital components, including accounts receivable and accounts payable.

Response: The Company acknowledges the Staff’s comment and it will revise its disclosure in future filings related to cash flow from operating activities to include discussion of the material underlying changes in our working capital components including accounts receivable and accounts payable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

8.	Your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance that the information required to be disclosed in your periodic reports is recorded, processed, summarized and reported as and when required. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response: The Company acknowledges the Staff’s comment and will amend its disclosures in future filings to indicate that its disclosure controls and procedures are effective, without providing any part of the definition of disclosure controls and procedures thereafter. For your reference, we have included in this response letter the following revised disclosure, marked to show the language that will be deleted, from our 2011 Form 10-K, which incorporates the Staff’s recommendations noted above:

“We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. ~~to provide reasonable assurance that the information required to be disclosed in our periodic reports is recorded, processed, summarized and reported as and when required.~~”

Financial Statements

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

9.	We have the following comments regarding your revenue recognition policy related to gas turbine auxiliary equipment:

•

You recognize revenue when the contract is substantially complete, which is typically when the unit is shipped. Please expand your disclosures herein or within your Critical Accounting Policies section to identify the nature of the obligations you still have at the time of shipping the units. Please also address how and when you account for such obligations; and

•

You also mention that certain of the contracts specify separate delivery dates and milestones of individual equipment units. Please address what consideration is given to these terms in determining when to recognize revenue.

Response: The Company acknowledges the Staff’s comment and advises the Staff that our policy and practice is to recognize revenue for gas turbine auxiliary equipment when the customer assumes risk of loss and takes title of the equipment. Normally, risk of loss and title transfer occurs when the unit is shipped, which is also typically when the customer accepts the unit. In most cases, units are shipped ex-works, as defined and published by the International Chamber of Commerce, which places most of the responsibility for shipping on the buyer. Occasionally, the contract provisions may have terms that specify a transfer of title at some other time in transportation, in which case we recognize revenue based on the shipping terms. We do not have any further performance obligations once the title has transferred. In multiple unit orders, the customer scheduling requirements may specify separate delivery dates for specific units within the order. We apply the identical criteria of risk of loss, title transfer and customer acceptance to each specific customer requested delivery and recognize revenue on each unit delivered based on shipping and contract terms of the specific customer agreement.

10.	Fixed price contracts are recognized under the percentage-of-completion method using cost-to-cost measures. Occasionally, you may exclude certain costs from the cost-to-cost method such as significant costs for materials or subcontractors if the exclusion of such costs would result in a more meaningful measurement of actual progress towards completion of the contract. Please expand your disclosure to indicate how and when you recognize revenue related to these costs.

Response: The Company acknowledges the Staff’s comment and advises the Staff that we believe our policy statement is consistent with the requirements of ASC 605-35-50. Since our contracts may have significant material and/or subcontractor components, we believe that in such instances the timing of costing of such components could result in a false measure of progress towards completion on the contract. We routinely review our measurements towards actual progress to ensure that revenue recognized for the period on such contracts is representative of actual progress. While our policy statement does allow for exclusion of certain costs from the cost-to-cost method, by practice, we have not excluded any significant costs from our measure of progress for any of the periods reported in our Form 10-K for year ended December 31, 2011 and in the Form 10-Q for the period ended March 31, 2012.

Note 14 – Commitments and Contingencies

Litigation, page F-22

11.	You are involved from time to time in legal actions that arise in the ordinary course of business. You do not believe that the resolution of any currently pending actions, either individually or in the aggregate, will have a material adverse effect on your financial position or results of operations. Please also disclose what consideration you gave to the effect of these pending actions on your liquidity.

Response: The Company acknowledges the Staff’s comment and will revise our disclosure regarding the materiality of pending legal actions and the consideration of such actions on its liquidity in future filings. For the Staff’s convenience we have included below the language, underlined, that will be included in future filings, as applicable.

“Litigation: We are involved from time to time in legal actions that arise in the ordinary course of our business. We do not believe that the resolution of any currently pending actions, either individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or liquidity. However, the outcomes of any legal actions cannot be predicted, and therefore, there can be no assurance that this will be the case.”

Asbestos Cases, page F-22

12.	If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred related to any of your matters, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response: The Company acknowledges the Staff’s comment and has reviewed ASC 450-20-50. With respect to the Asbestos Cases referred to in Note 12 (collectively, “Claims”), the Company considers such Claims on a quarterly basis in light of ASC 450-20-50 and based on known facts assess whether potential losses are considered reasonably possible, probable and estimable. Based upon this assessment, the Company then evaluates disclosure requirements and whether to accrue for such Claims in its financial statements. This determination is then reviewed and discussed with the Company’s Audit Committee and independent registered public accounting firm. The Company believes that our disclosures, as written, adequately address the requirements of ASC 450-20-50.

In future filings, if the Company determines there is a reasonable possibility that a loss exceeding amounts already recognized (if any) may be incurred with respect to any Claims, it will disclose: a) an estimate (or, if true, that the estimate is immaterial in lieu of providing quantified amount) of the additional loss or range of loss; or b) that such an estimate cannot be made.

Form 10-Q for the Period Ended March 31, 2012

General

13.	Please address the above comments in your interim filings as well, as applicable.

Response: The Company acknowledges the Staff’s comment and we will address the comments and responses above in all interim filings beginning with our interim filing on Form 10-Q for the period ended June 30, 2012, which we expect to file by August 9, 2012.

General acknowledgement

In connection with this response to the Staff’s letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to David L. Willis, Senior Vice President and Chief Financial Officer, at (214) 574-2702, or our outside counsel, Todd Mason of Thompson Hine, at 212-908-3946.

Sincerely,

/s/ David L. Willis
David L. Willis Senior Vice President and Chief Financial Officer